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UNITED
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ANNUAL AUD

FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 AND ENDING 06/30/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moors & Cabot, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Devonshire Street
(No. and Street)

Boston MA 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian T. Foley 617-314-0284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leone, Morrissey, Henriksen & Synan, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington Street Norwell MA 02061
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 6 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian T. Foley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moors & Cabot, Inc., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public My Commission Expires December 20, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MOORS & CABOT, INC.
(Sec. I.D. No. 8-23066)

Statement of Financial Condition as of June 30, 2007
Supplemental Report on Internal Control and Independent Auditors' Report

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

LEONE, MORRISSEY, HENRIKSEN & SYNAN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

MOORS & CABOT, INC.
FINANCIAL STATEMENT
YEAR ENDED JUNE 30, 2007



LEONE, MORRISSEY, HENRIKSEN & SYNAN, P.C.

INDEPENDENT AUDITORS' REPORT

To The Stockholder
Moors & Cabot, Inc.
111 Devonshire Street
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Moors & Cabot, Inc. (the Company) as of June 30, 2007, that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Moors & Cabot, Inc., as of June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Leone, Morrissey, Henriksen & Synan, P.C.

Leone, Morrissey, Henriksen & Synan, P.C.

August 16, 2007

Certified Public Accountants

80 Washington Street, Building S, Norwell, Massachusetts 02061 781 • 878 • 9111 FX 781 • 878 • 3666 www.lmhscpas.com

MOORS & CABOT, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

Cash	$ 496,829
Securities Owned - At Market Value	2,878,727
Investment in Subsidiary	260,940
Receivables:	
Brokers and Dealers	1,746,905
Related Parties	74,611
Employees	282,864
Secured Demand Notes Receivable	15,300,000
Office Equipment and Fixtures, Net of Accumulated Depreciation and Amortization of $3,017,981	1,365,602
Deferred Income Tax Credit	4,396,750
Prepaid Expenses, Other Assets, and Other Intangible Assets	1,645,434
	$ 28,448,662

LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES:	
Securities Sold, But Not Yet Purchased - At Market Value	$ 5,001
Accrued Commissions	2,135,910
Payable to Clearing Organizations	17,008,702
Accounts Payable and Accrued Expenses	579,920
	19,729,533
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	17,300,000
STOCKHOLDER'S DEFICIT:	
Common Stock:	
Class A (Voting), No Par Value, 12,500 Shares Authorized; 1,089.57 Shares Issued and Outstanding	400,200
Additional Paid-In Capital	6,027,000
Accumulated Deficit	(15,008,071)
	(8,580,871)
	$ 28,448,662

See Notes to Financial Statement

MOORS & CABOT, INC.
NOTES TO FINANCIAL STATEMENT

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACOUNTING POLICIES:

1. Organization - Moors & Cabot, Inc. (the Company) was incorporated under the Laws of the Commonwealth of Massachusetts and commenced operations on August 1, 1978.

2. Operations - Moors & Cabot, Inc is engaged as a broker and dealer in securities and other financial products for a diverse group of investors. The Company introduces these transactions for clearance and execution services to National Financial Services, LLC ("NFS") and Pershing, Inc., both New York Stock Exchange member firms, on a fully disclosed basis. The Company's business and results of operations are, to a large extent, dependent on investment trends of the United States economy.

   The agreements between the Company, NFS, and Pershing, Inc. provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from NFS, and Pershing, Inc. on a daily basis, requiring customers to deposit additional collateral or reduce positions as appropriate, and reserving for doubtful accounts when necessary.

3. Security Transactions - The Company accounts for securities transactions and the related commission income and expense on a trade date basis.

4. Investments in Securities - Securities owned and securities sold but not yet purchased ("short positions") are carried at quoted market values; realized gains and losses, and unrealized appreciation and depreciation, are reflected in income. Short positions have additional off-balance sheet market risk to the extent that there may be an unfavorable future change in market prices and the Company has not covered the positions.

5. Syndication Revenue - Fees from syndications are recorded at the time the underwriting is completed and the income is reasonably determinable.

6. Depreciation and Amortization - Depreciation of office equipment and fixtures is provided using the straight-line method over the estimated useful lives of the assets. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

7. Income Taxes - Effective July 1, 2006, the Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S Corporation for federal and state purposes. In lieu of corporate federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Corporation's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

   Certain circumstances existed at the balance sheet date which create a likelihood that the Company will convert back to a C corporation in a reasonable amount of time. Therefore, the deferred income tax credit derived primarily from net operating losses while a C Corporation, is included in the statement of financial condition at June 30, 2007.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

8. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows. Accordingly, such fair value estimates may not necessarily be indicative of the amounts the Company would realize upon a current market exchange. Actual results could differ from those estimates.

9. Fair Value of Financial Instruments - The amounts reported in the statement of financial condition for cash, receivables from brokers and dealers, employees and related parties, secured demand notes receivable, payables, and liabilities subordinated to claims of general creditors approximate fair value because of the short maturity of these instruments. The amounts reported for securities owned and securities sold but not yet purchased are the fair value of those instruments.

10. Investments in Subsidiary and Affiliate - Investments in subsidiary and affiliate, those in which the Company owns 20% to 100% and exercises significant influence over operating and financial policies, are accounted for using the equity method of accounting.

11. Other Intangible Assets - Other intangible assets represent identifiable intangible assets consisting of exchange interests owned by the Company that have a carrying value of $820,000 at June 30, 2007. These identifiable intangible assets have indefinite useful lives and are not amortized but are tested at least annually for impairment.

12. Indemnifications - In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

B. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED:
Securities owned and securities sold, but not yet purchased, consist of trading and investment securities at market values as follows:

	Owned	Sold, But Not Yet Purchased
Municipal Bonds	$ 2,172,821	$ 5,001
Preferred Stocks	465,291	
Corporate Stocks	133,191	
Corporate Bonds	107,424	
	$ 2,878,727	$ 5,001

C. INVESTMENT IN SUBSIDIARY:
The Company is the 100% owner of Moors & Cabot Financial Advisors, LLC (MCFA, LLC), a broker-dealer. MCFA, LLC is not a guaranteed subsidiary of Moors & Cabot, Inc. and accordingly, the investment is not consolidated into the earnings and net capital of Moors & Cabot, Inc. but is accounted for under the equity method of accounting. The Company's investment in MCFA, LLC as of June 30, 2007 is as follows:

Investment in Subsidiary - June 30, 2006	$ 273,584
Net Loss From Subsidiary - Year Ended June 30, 2007	(12,644)
Investment in Subsidiary	$ 260,940

D. RELATED PARTY TRANSACTIONS:
During the year ended June 30, 2007, the Company paid certain operating expenses of MCFA, LLC (the subsidiary), and was subsequently reimbursed. In addition, the Company earned fees from Moors & Mendon Capital, LLC (an affiliate). At June 30, 2007, amounts receivable from MCFA, LLC and Moors & Mendon Capital, LLC amounted to $36,576 and $38,035, respectively.

In addition, amounts receivable from employees amounted to $282,864 at June 30, 2007.

As more fully described in Note G, at June 30, 2007, $15,300,000 of the Company's subordinated debt is owed to Company's sole stockholder.

E. INVESTMENT IN AFFILIATE:
The Company had a 50% interest in Moors & Mendon Capital, LLC ("Mendon"), an investment adviser that manages an investment partnership. This investment was accounted for under the equity method of accounting. During the year ended June 30, 2007, the Company contributed $665,698 to Mendon and received distributions of $267,263 from Mendon. For the year ended June 30, 2007, the Company has recognized a loss of $398,435 related to this investment and has terminated this investment.

F. SUBORDINATED INDEBTEDNESS:

Under the terms of the Company's various agreements with its subordinated lenders, such loans are subordinated to the claims of general creditors and are available to the Company in computing net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Commission"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subordinated indebtedness at June 30, 2007, matures as follows:

Employees and other related parties - automatic annual renewal provisions unless written notice from lenders is received thirteen months preceding the scheduled maturity date	1,900,000
Revolving credit line agreement - matures May 31, 2008	2,000,000
Related-party agreement - matures January 31, 2008	250,000
Related-party agreement - matures April 30, 2008	800,000
Related-party agreement - matures July 31, 2008	600,000
Related-party agreement - matures August 31, 2008	500,000
Related-party agreement - matures September 15, 2008	300,000
Related-party agreement - matures September 30, 2008	800,000
Related-party agreement - matures October 31, 2008	500,000
Related-party agreement - matures December 31, 2008	500,000
Related-party agreement - matures January 31, 2009	700,000
Related-party agreement - matures February 28, 2009	700,000
Related-party agreement - matures March 31, 2009	900,000
Related-party agreement - matures April 30, 2009	1,100,000
Related-party agreement - matures May 31, 2009	600,000
Related-party agreement - matures June 30, 2009	1,000,000
Related-party agreement - matures August 31, 2009	1,300,000
Related-party agreement - matures October 31, 2009	1,500,000
Related-party agreements - mature December 31, 2009	1,350,000
	$ 17,300,000

Of the above borrowings under the subordinated loans, $15,300,000 bears interest at the prime rate, plus 2%, but not less than 6%. The related party agreed to waive all interest associated with these secured demand notes. The subordinated debt is collateralized by secured demand notes. The demand notes are secured by cash and securities.

The Company has a Revolving Note and Cash Subordination Agreement with a commercial bank whereby the Company may borrow up to $2,000,000. The agreement expires on May 31, 2008; interest is payable monthly at LIBOR (5.80% at June 30, 2007) plus 2%. At June 30, 2007, the Company has $2,000,000 outstanding under this agreement.

G. NET CAPITAL REQUIREMENTS:

The Company is required to maintain minimum net capital as calculated by the Commission's Uniform Net Capital Rule 15c3-1 (Alternative Method). At June 30, 2007, the Company had a net capital requirement of $250,000 and net capital of $370,224, resulting in excess capital of $120,224.

H. LEASE COMMITMENTS:
The Company has entered into operating lease agreements for its office space and various equipment. Minimum rental commitments under long-term operating leases are as follows for the years ended June 30,:

2008	$ 1,588,488
2009	1,637,548
2010	1,521,420
2011	1,542,747
2012 and Thereafter	4,547,669
	$ 10,837,872

I. INCOME TAXES:
Effective July 1, 2006, the Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S Corporation for federal and state purposes. In lieu of corporate federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Corporation's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements as a result of the current year's operating activities. Certain circumstances existed at the balance sheet date which create a likelihood that the Company will convert back to a C Corporation in a reasonable amount of time. Therefore, the deferred income tax credit of $4,396,750, derived primarily from net operating losses while a C Corporation, is included in the statement of financial condition at June 30, 2007. At June 30, 2007, the Company has Federal and state loss carry forwards of approximately $11,278,000 expiring in the years 2024 through 2026 and 2007 through 2026, respectively.

J. 401(k) PLAN:
The Company sponsors a defined contribution employee savings and investment plan (the Plan). The Plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 15% of their annual compensation, subject to a maximum dollar amount determined by the Internal Revenue Service. Employees are generally eligible following the attainment of age 21. The Company had $7,000 of expenses related to the matching contributions provisions of the Plan during the year ended June 30, 2007.

K. LITIGATION:
The Company is engaged in various legal proceedings. The Company believes it has meritorious positions in these matters and expects to vigorously contest the actions. Management believes, on the basis of present information and advice received from counsel, that the effect, if any, of resolving these actions will not be material to the financial statements taken as a whole.

L. CONCENTRATION OF CREDIT RISK:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.



LEONE, MORRISSEY, HENRIKSEN & SYNAN, P.C.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To The Stockholder
Moors & Cabot, Inc.
111 Devonshire Street
Boston, Massachusetts

In planning and performing our audit of the statement of financial condition of Moors & Cabot, Inc. (the Company) as of June 30, 2007 (on which we issued our report dated August 16, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities & Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Moors & Cabot, Inc.
(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices or procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leone, Morrissey, Henriksen & Synan, P.C.

Leone, Morrissey, Henriksen & Synan, P.C.

August 16, 2007

END